UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number: 001-32846

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLDCASTLE MATERIALS, INC.

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRH, plc

Belgard Castle, Clondalkin

Dublin 22, Ireland

The securities may be represented by American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the securities.

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.	Report of Independent Registered Public Accounting Firm
2.	Statement of Net Assets Available for Benefits
3.	Statement of Changes in Net Assets Available for Benefits
4.	Notes to Financial Statements
5.	Supplemental Schedule

Exhibits.	The following exhibit is filed as a part of this annual report:

Exhibit 23.1 Consent of Crowe Horwath LLP

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OLDCASTLE MATERIALS, INC. RETIREMENT SAVINGS PLAN

Date: June 27, 2012	/s/ Charles Brown
Charles Brown, CFO Oldcastle Materials, Inc, and
Member, Benefit Plans Administrative Committee

OLDCASTLE 401(k) PLAN

Atlanta, Georgia

FINANCIAL STATEMENTS

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Investment Committee of

The Oldcastle Materials, Inc. Retirement Savings Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Oldcastle 401(k) Plan formerly known as Oldcastle Materials, Inc. Retirement Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i—Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

OLDCASTLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
Investments, at fair value (Notes 4 and 5)	$640,064,383	$614,742,782

Receivables
Notes receivable from participants	11,208,000	11,513,901
Employer profit sharing contributions	31,239,922	25,241,378
Employer matching contributions	180,396	203,367
Participant contributions	326,156	368,792

Total receivables	42,954,474	37,327,438

Total assets	683,018,857	652,070,220

Net assets, reflecting all investments at fair value	683,018,857	652,070,220

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,598,381)	(1,054,216)

NET ASSETS AVAILABLE FOR BENEFITS	$680,420,476	$651,016,004

See accompanying notes to financial statements.

2.

OLDCASTLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

Interest and dividends	$9,367,709

Interest income on notes receivable from participants	544,121

Contributions
Employer	58,388,453
Participants	37,561,168
Rollover	2,567,730

Total contributions	108,429,181

Net depreciation in fair value of investments (Note 4)	(22,554,482)

Benefits paid to participants	(56,362,886)

Administrative expenses	(135,139)

Net increase before transfers	29,376,674

Transfers in	27,798

Net increase	29,404,472

Net assets available for benefits

Beginning of year	651,016,004

End of year	$680,420,476

See accompanying notes to financial statements.

3.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1—DESCRIPTION OF PLAN

The following description of the Oldcastle 401(k) Plan formerly known as Oldcastle Materials, Inc. Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a multiple – employer defined contribution plan covering employees of Oldcastle Materials, Inc. and certain subsidiaries (collectively referred to as the “Company”) who are 18 years old or older and who have completed 90 days of service. Eligibility for Company contributions requires one year or 1,000 hours of service along with the age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company generally matches 100% up to 4% of the base compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. Certain participating employers of the Plan have different employer matching and profit sharing contribution formulas. These formulas are contained in the plan documents. Contributions are subject to certain limitations. Plan participants direct the investment of their contributions and the employer matching contributions and profit sharing contributions into the various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s own contributions and an allocation of (a) the Company’s matching contributions, (b) plan earnings, and (c) the Company’s employer profit sharing contributions, if any, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Vesting: Participants are immediately vested in their contributions and the matching contributions plus actual earnings thereon. Vesting in the profit sharing contributions, plus earnings thereon, is generally based on a five-year graded schedule at 20% per year, though some participating employers have other vesting schedules for the profit sharing accounts, as detailed in the Plan documents.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account in monthly, quarterly, or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Notes Receivable from Participants: Participants may borrow from their pretax and rollover accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their pretax and rollover account balance, whichever is less. The loans are secured by the balance in the participant’s account. The interest rate charged to the participant on a loan is updated quarterly and effective on the first business day of the next calendar quarter. The rate is based on the Reuters prime rate with specific deltas. The delta rate is one percent added to, or subtracted from, the prime rate. Principal and interest are paid through payroll deductions.

(Continued)

4.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1—DESCRIPTION OF PLAN (Continued)

Forfeitures: Participant forfeitures of Company profit sharing contributions are used to offset plan expenses or future Company profit sharing contributions. For the plan year ended December 31, 2011, $1,708,344 of forfeited profit sharing contributions were used to offset the funding of the profit sharing contribution receivable reflected in the financial statements.

As of December 31, 2011 and 2010, the forfeiture account balance was $493,734 and $2,202,078, respectively.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value as further described in Note 5. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Fully Benefit-Responsive Investment Contracts: While plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals, and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all, or a portion of their investment, at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in stable value funds.

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan holds various investments. These investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

5.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3—RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

NOTE 4—INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	2011		2010
American Funds Euro Pacific Growth Fund	$	*	$34,554,849
American Funds Growth Fund of America		*	56,602,660
Oakmark Equity and Income Fund		*	42,480,578
PIMCO Total Return Fund—Administrative Class		*	51,344,984
Vanguard Institutional Index Fund		46,888,699	36,142,705
Fidelity Managed Income Portfolio II (Contract Value for 2011: $104,345,537; 2010: $105,709,427)		106,943,918	106,763,643
PIMCO Total Return Fund Institutional Class		51,151,269	*
Harbor Capital Appreciation Fund Institutional Class		47,371,885	*
Pyramis Active Lifecycle 2015		37,647,646	—
Pyramis Active Lifecycle 2020		50,058,660	—
Pyramis Active Lifecycle 2025		47,403,928	—
Pyramis Active Lifecycle 2030		34,226,622	—

*	Does not meet 5% threshold.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(22,554,482) as follows:

Mutual funds	$(22,230,555)
Collective trusts (other than stable value funds)	(265,234)
Stable value fund	88,796
Common stock	(147,489)

Net depreciation	$(22,554,482)

(Continued)

6.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5—FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 price such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Company Common Stock: The fair value of CRH plc common stock is determined by obtaining quoted prices from a nationally recognized exchange (Level 1 input).

Stable Value Fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs). In 2010, the Wells Fargo stable value fund invested in investment contracts and instruments issued by selected high quality insurance companies and financial institutions. It sought to provide a moderate level of stable income without principal volatility, while seeking to maintain adequate liquidity and returns superior to shorter maturity in connection with this investment. The fund generally provided for daily redemptions by the Plan at reported net asset value per share without any advance notification requirements.

The Fidelity Managed Income Portfolio II Fund invests in assets such as fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements. The fund also enters into wrapper contracts issued by third parties and invests in cash equivalents. It seeks to preserve capital and to achieve a competitive level of income over a period of time. The fund provides for daily redemptions by the Plan at reported net asset value per share. There are no significant redemption restrictions or advance notification requirements.

(Continued)

7.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

Collective Trusts (Other Than Stable Value Funds): The fair values of participation units held in collective trusts, other than stable value funds, are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2 inputs). The investment objective of the Pyramis Lifecycle Funds is to achieve a high total return until its retirement date. Thereafter the portfolio’s objective will be to seek high current income and, as a secondary objective, capital appreciation. Each collective trust held provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement. The underlying investments for the funds differ based on the investment strategy for each fund. Generally the portfolio will employ a fund-of-funds process by investing in other underlying pools and/or mutual funds. The portfolio manager will set the target asset allocation mix while taking a long-term approach to key asset allocation decisions. As the portfolio nears its target date, the investment mix gradually becomes more conservative with a higher use of fixed income investments

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below.

	Fair Value Measurements at December 31, 2011, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Investments:
CRH plc common stock	$7,159,742	$		$
Mutual Funds:
Domestic large cap equities	114,285,116		—		—
Domestic mid cap equities	38,274,798		—		—
Domestic small cap equities	27,979,505		—		—
International mid cap equities	7,227,011		—		—
International blended	38,817,471		—		—
Blended	52,371,438		—		—
Fixed Income	22		—		—
Collective Trusts:
Target Date 2000-2010	—		12,090,390		—
Target Date 2011-2020	—		87,706,307		—
Target Date 2021-2030	—		81,630,550		—
Target Date 2031-2050	—		64,884,994		—
Target Date 2051-2060	—		693,121		—
Stable value fund	—		106,943,918		—

	$286,115,103		$353,949,280		$—

(Continued)

8.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

There were no significant transfers between Level 1 and Level 2 during 2011.

	Fair Value Measurements at December 31, 2010, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
CRH plc common stock	$6,584,124	$—	$—
Mutual Funds:
Domestic large cap equities	114,590,136	—	—
Domestic mid cap equities	40,679,801	—	—
Domestic small cap equities	9,571,434	—	—
International small cap equities	10,544,626	—	—
International mid cap equities	6,324,508	—	—
International large cap equities	48,608,716	—	—
Target Date 2010-2020	54,863,723	—	—
Target Date 2021-2030	50,472,367	—	—
Target Date 2031-2050	39,203,636	—	—
Blended	65,185,467	—	—
Fixed Income	55,769,516	—	—
Stable Value Funds	—	112,344,728	—

	$502,398,054	$112,344,728	—

NOTE 6—PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of mutual funds managed by Fidelity Investments, an affiliate of the plan trustee, shares of collective trust funds issued by Pyramis Global Advisors Trust Company, an affiliate of Fidelity Investments an affiliate of the Plan trustee, and a stable value fund issued by Fidelity Management Trust Company, the Plan trustee. These transactions qualify as party-in-interest transactions.

Actual fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in-interest transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees are paid by the Plan to investment managers, which are parties in interest, and that these expenses are reflected in the financial statements as a reduction of the return on the Plan’s investments.

The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest. As of December 31, 2011 and 2010, the Plan held 361,200 and 316,545 shares of common stock of CRH plc valued at $7,159,742 and $6,584,124, respectively. The Plan also received dividends of $283,094 during 2011 on this common stock. As Oldcastle Materials, Inc. is a division of CRH plc, this investment and transactions therein are considered a party-in-interest.

(Continued)

9.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 7—TAX STATUS

The Plan has applied for a determination letter from the Internal Revenue Service. Although the Plan has not yet received a favorable determination letter, Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, management believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

NOTE 8—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010, to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$680,420,476	$651,016,004
Deficiency of contract value over estimated fair value of investment in stable value fund	2,598,381	1,054,216
Employer receivables not included on the 5500	(31,420,318)	(25,444,745)
Employee receivables not included on the 5500	(326,156)	(368,792)

Net assets per the Form 5500	$651,272,383	$626,256,683

The following is a reconciliation of the change in net assets available for benefits prior to transfers for the year ended December 31, 2011 per the financial statements to the net income reported in the 2011 Form 5500:

Increase in net assets available for benefits per the financial statements after Plan transfers	$29,404,472
Change in deficiency of contract value over estimated fair value of investment in stable value fund	1,544,165
Employer receivables for 2011 not included on the 5500	(31,420,318)
Employee receivables for 2011 not included on the 5500	(326,156)
Employer receivables for 2010 included on the 5500	25,444,745
Employee receivables for 2010 not included on the 5500	368,792
Immaterial differences	(2)

Net income per the Form 5500 after Plan transfers	$25,015,698

10.

SUPPLEMENTAL SCHEDULE

OLDCASTLE 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2011

Name of plan sponsor: Oldcastle Materials, Inc.

Employer identification: 95-3962933

Three-digit plan number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Date	(d) Cost	(e) Current Value

		Mutual Funds
	PIMCO	Total Return Fund Institutional Class	#	$51,151,269
	PIMCO	Total Return Fund		23
	Prudential	Small Co	#	9,171,494
	Harbor	Harbor International Institutional Fund	#	12,035,295
	Harbor	Harbor Capital App Fund Institutional	#	47,371,885
	Morgan Stanley	Mid Cap Growth Portfolio	#	20,892,097
	Vanguard	Institutional Index Fund	#	46,888,699
	Vanguard	Mid Cap Index Institutional	#	278,584
	Vanguard	Small Cap Index Institutional	#	9,778,602
	MFS	Value Fund	#	18,885,288
	Artisan	Mid Cap Value Fund	#	10,726,719
	Target	Small Cap Value Fund	#	9,029,408
	American Fund	EuroPac Growth R6	#	26,782,176
*	Fidelity Investments	Spartan Ext Market Index Inv	#	6,377,397
*	Fidelity Investments	Fidelity Low Priced Stock Fund	#	7,227,012

		Collective Trusts
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2055	#	693,121
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2000	#	1,066,532
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2005	#	1,739,389
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2010	#	9,284,469
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2015	#	37,647,646
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2020	#	50,058,660
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2020	#	47,403,928
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2030	#	34,226,622
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2035	#	27,707,705
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2040	#	19,218,921
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2045	#	12,838,087
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2050	#	5,120,282

		Stable Value Funds
*	Fidelity Management Trust Company	Managed Income Portfolio II Fund	#	106,943,918

		Company Stock
*	CRH plc	Common Stock	#	7,159,742

(Continued)

11.

Name of plan sponsor: Oldcastle Materials, Inc.

Employer identification: 95-3962933

Three-digit plan number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Date	(d) Cost	(e) Current Value
		Other
	Various	Self Directed Brokerage Accounts	#	$2,359,413

*	Plan participants	Notes Receivables interest rates at 4.25% to 10.25% with ranging maturities until November 2035	#	11,208,000

				$651,272,383

*	Indicates a permitted party-in-interest.
#	Cost information is not required for participant-directed investments and, therefore, has not been included in this schedule.

12.

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

13.